FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.             NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
838 – 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2.             DATE OF MATERIAL CHANGE

June 28, 2019

ITEM 3.             NEWS RELEASE

A news release was disseminated on June 28, 2019 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.             SUMMARY OF MATERIAL CHANGE

The Company closed its previously announced non-brokered private placement of common shares at price of US $1.17 each. An aggregate of 1,111,111 common shares were subscribed for and issued resulting in gross proceeds to the Company of US $1.3 million.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

5.1                      Full Description of Material Change

The Company reported the closing of its previously announced non-brokered private placement with Hosken Consolidated Limited (“HCI”), an existing major shareholder of the Company, for gross proceeds of US$1.3 million (the “Private Placement”). In connection with the Private Placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.

On a non-diluted basis and after giving effect to the Private Placement, HCI’s ownership percentage has increased from 20.05% to 22.60% of the Company’s issued and outstanding common shares. The Company did not pay any finder’s fees in connection with the Private Placement.

The Company intends to use the net proceeds of the Private Placement for its share of remaining costs to complete a Definitive Feasibility Study (“DFS”) now underway for the Waterberg palladium and platinum project (the “Waterberg Project”) and for general corporate and working capital purposes.

Securities issued pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Act”), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a “related party” of the Company (as defined by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of having beneficial ownership of 6,782,389 common shares (or 20.05% of the issued and outstanding common shares) of the Company prior to the close of the Private Placement. The Private Placement is therefore a “related party transaction” (as defined by MI 61-101). The Private Placement resulted in a 2.55% increase in the percentage of securities of the Company beneficially owned by HCI to 22.60% of the issued and outstanding common shares. The Private Placement was approved in writing by the board of directors of the Company, with John Copelyn, who is the CEO of HCI, disclosing to the Company his interest in the Private Placement and, as director of the Company, abstaining from voting on the approval thereof as it related to the subscription by HCI. The Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar exceeds 25 per cent of the Company’s market capitalization, calculated in accordance with MI 61-101. The Company did not file a Material Change Report more than 21 days before the expected closing date of the Private Placement as the Company wished to close the Private Placement on an expedited basis for sound business reasons.

This Material Change Report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this Material Change Report include, without limitation, statements regarding the amount and use of proceeds of the Private Placement. Although the Company believes the forward-looking statements in this Material Change Report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to obtain required final regulatory approvals for the Private Placement and the risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

5.2                     Disclosure for Restructuring Transactions

N/A

ITEM 6.             RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.             OMITTED INFORMATION

N/A

ITEM 8.             EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
T: (604) 899-5450

ITEM 9.             DATE OF REPORT

June 28, 2019